_____________________
                                                    |    OMB APPROVAL     |
                                                    |_____________________|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    DECEMBER 31, 2005|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...11   |
                                                    |_____________________|

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                     Fresenius Medical Care Holdings Inc.
                               (Name of Issuer)

                   Class D Special Dividend Preferred Stock
                        (Title of Class and Securities)

                                   358030203
                                (CUSIP Number)

                                  Roz Levine
                            c/o Aspen Advisors LLC
                       152 West 57th Street, 46th Floor
                           New York, New York 10019
                                 (212)277-5611
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                    3/28/03
                         (Date of Event which Requires
                           Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

     CUSIP No. 358030203
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aspen Advisors LLC
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS*

     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          0
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          IA
     ___________________________________________________________________

     CUSIP No. 358030203
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aspen Capital LLC
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS*

     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          0
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          OO
     ___________________________________________________________________

     CUSIP No. 358030203
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Nikos Hecht
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS*

     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          0
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          IA
     ___________________________________________________________________

     CUSIP No. 358030203
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aspen Partners
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS*

     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          0
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          IN
     ___________________________________________________________________

Item 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule 13D relates is: Class D Special Dividend Preferred Stock (the "Preferred Shares") of Fresenius Medical Care Holdings Inc. (the "Issuer"). On February 4, 2003, the Issuer announced its intention to redeem all of the outstanding Preferred Shares at redemption price of $0.10 per share.

         The name and address of the principal executive offices of the Issuer of the securities is:

                  Fresenius Medical Care Holdings Inc.
                  Two Ledgemont Center
                  95 Hayden Avenue
                  Lexington, MA  02420

Item 2.  Identity and Background

         Aspen Advisors LLC (the "Advisor")is a Delaware limited liability company. The Advisor provides investment advisory services to, and has investment discretion over, Aspen Partners (the "Partnership") and several managed accounts (the "Managed Accounts") both of which held Preferred Shares in the Issuer before the redemption of such shares by the Issuer. The address of the Advisor's principal office is 152 West 57th Street, 46th Floor, New York, NY 10019.

         The Advisor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The Advisor has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         The Partnership is a series of Aspen Capital Partners, L.P., a Delaware limited partnership organized in series. The Partnership is a private investment fund. The address of the Partnership's principal office is 152 West 57th Street, 46th Floor, New York, NY 10019.

         The Partnership has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The Partnership has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         Aspen Capital LLC (the "General Partner") is a Delaware limited liability company. The General Partner serves as general partner to the Partnership. The address of the General Partner's principal office is 152 West 57th Street, 46th Floor, New York, NY 10019.

         The General Partner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The General Partner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         Nikos Hecht is the Managing Member of the Advisor and the Managing Member of the General Partner. The principal business address of Nikos Hecht is c/o Aspen Advisors LLC, 152 West 57th Street, 46th Floor, New York, NY 10019.

         Nikos Hecht has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Nikos Hecht has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         Nikos Hecht is a citizen of the United States of America.

         The Advisor, the Partnership, the General Partner and Nikos Hecht are collectively referred to herein as the "Reporting Persons."

Item 3   Source and Amount of Funds or Other Consideration

         All of the Preferred Shares were purchased in open market transactions for an aggregate purchase price of $794,355.64.

         The funds for the 23,004,900 Preferred Shares owned by the Partnership came from the working capital of the Partnership. The funds for the remaining 3,791,800 Preferred Shares deemed to be beneficially owned by the Advisor and Nikos Hecht came from working capital of the Managed Accounts. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         The Preferred Shares deemed to be beneficially owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons currently beneficially own no Preferred Shares and have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in the Securities


         As of the date hereof, the Reporting Persons beneficially own no Preferred Shares, as all such shares have been redeemed by the Issuer as of March 28, 2003 at the redemption price of $0.10 per share. No other transactions with respect to the Preferred Shares have been effected by the Reporting Persons since the last Schedule 13D was filed on December 6, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None of the Reporting Persons have any contracts, arrangement, understanding or relationship with any person with respect to the Preferred Shares.

Item 7.  Material to Be Filed as Exhibits

         N/A

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ASPEN ADVISORS LLC


                                            By:  /s/ Nikos Hecht
                                                 --------------------
                                                     Nikos Hecht
                                                     Managing Member

                                            Date:March 31, 2003



                                            ASPEN PARTNERS
                                            By:  Aspen Capital LLC
                                                     General Partner


                                            By:  /s/ Nikos Hecht
                                                 --------------------
                                                     Nikos Hecht
                                                     Managing Member

                                            Date: March 31, 2003



                                            ASPEN CAPITAL LLC


                                            By:  /s/ Nikos Hecht
                                                 --------------------
                                                     Nikos Hecht
                                                     Managing Member

                                            Date: March 31, 2003



                                            NIKOS HECHT


                                            By:  /s/ Nikos Hecht
                                                 --------------------
                                             Nikos Hecht

                                            Date: March 31, 2003